EXHIBIT 11

COMPUTER NETWORK TECHNOLOGY CORPORATION
Statement Re: Computation of Net loss Per Basic and Diluted shares
(in thousands, except per share data)
(Unaudited)

		Weighted Average	Per share
	Net loss	Shares Outstanding	Amount
Three Months Ended April 30, 2004:
Basic	$(4,526)	27,598	$(.16)
Dilutive effect of employee awards and options and convertible notes(1)	—	—	—

Diluted	$(4,526)	27,598	$(.16)

Three Months Ended April 30, 2003:
Basic	$(2,082)	26,960	$(.08)
Dilutive effect of employee awards and options and convertible notes(1)	—	—	—

Diluted	$(2,082)	26,960	$(.08)

(1) Potential dilutive securities, consisting of convertible notes, outstanding stock options and shares issuable under the employee stock purchase plan, are excluded from the computation of diluted net loss per share due to their anti-dilutive effect.